UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 29, 2014**

AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA 24541

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **434-792-5111**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 8.01 Other Events

The Company is filing this Current Report on Form 8−K to amend the certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, which certifications were filed as Exhibits 32.1 and 32.2, respectively (the "Original Sarbanes-Oxley Certifications"), to the Company's Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 12, 2014 (the "2013 Form 10-K"). In the Original Sarbanes-Oxley Certifications, the Company inadvertently referenced the incorrect date of December 31, 2012. The certifications attached hereto as Exhibits 32.1 and 32.2 correct this inadvertent error and supersede and replace the Original Sarbanes-Oxley Certifications.

In addition, management's annual report on internal control over financial reporting included in Item 9A in the 2013 Form 10-K inadvertently referenced the incorrect date of December 31, 2012 in the last paragraph of the report. A revised Item 9A is attached hereto as Exhibit 99.1 to correct this inadvertent error by referencing December 31, 2013 in the final paragraph of the report. There are no changes to Item 9A.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

32.1 Section 906 Certification of Jeffrey V. Haley, President and Chief Executive Officer

32.2 Section 906 Certification of William W. Traynham, Senior Vice President and Chief Financial Officer

99.1 Revised Item 9A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2014   /s/ William W. Traynham
                               Senior Vice President and Chief Financial Officer